SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

FIRST QUARTER OF 2017 RESULTS

Derived from consolidated interim financial information reviewed by independent auditors, prepared in accordance with International Financial Reporting Standards - IFRS.

Rio de Janeiro – May 11, 2017

Main financial highlights

•	Net income of R$ 4,449 million in 1Q17, compared to a loss of R$ 1,246 million in 1Q-2016, as a result of:
•	lower oil and natural gas imports costs, due to the higher share of national oil in the processed feedstock and to the higher domestic natural gas production;
•	higher level of exports, that reached 782 thousand barrels per day (bpd), 72% above 1Q-2016, with higher average prices;
•	sales, general and administrative expenses, 27% lower than 1Q-2016;
•	decrease of 11% in net finance expenses; and
•	lower expenses associated with asset write-offs and with drilling rigs idleness.
•	Adjusted EBITDA* of R$ 25,254 million in 1Q-2017, 19% higher than 1Q-2016, reflecting lower operational expenses and import costs. Adjusted EBITDA Margin* was 37% in 1Q-2017.
•

In 1Q-2017, Free Cash Flow* was positive for the eighth quarter in a row, reaching R$ 13,368 million, 5.6x 1Q-2016. This result reflects the combination of improvement in the operational generation and reduction in investments.

•

Gross debt decreased 5%, from R$ 385,784 million as of December 31, 2016 to R$ 364,758 million as of March 31, 2017 and Net debt* decreased 4%, from R$ 314,120 million as of December 31, 2016 to R$ 300,975 million as of March 31, 2017.

•

In dollars, the decrease was of 1% (US$ 1,388 million) in net debt, from US$ 96,381 million as of December 31, 2016 to US$ 94,993 million as of March 31, 2017. In addition, the liquidity management led to a weighted average maturity of outstanding debt to increase from of 7.46 years as of December 31, 2016 to 7.61 years as of March 31, 2017.

•	Reduction of the ratio between Net debt* and LTM Adjusted EBITDA*, from 3.54 as of December 31, 2016 to 3.24 as of March 31, 2017. During the same period, leverage decreased from 55% to 54%.
•	Petrobras employees as of March, 31st,2017 were 65,220, a decrease of 17% compared to March 31st, 2016, due to the voluntary separation incentive plan.

Main operating highlights

▪

Average crude oil production in Brazil reached, in 1Q‑2017, 2,182 thousand bpd, 10% above the average crude oil production in 1Q‑2016. Total crude oil production reached 2,248 thousand bpd in 1Q‑2017, an increase of 9% compared to 1Q‑2016.

▪	In 1Q-2017, output of domestic oil products decreased by 8% when compared to 1Q-2016, to 1,811 thousand bpd. Domestic oil product sales decreased 5% to 1,951 thousand bpd.
▪	The Company sustained its position of net exporter, due to the increase in exports of 72% and reduction in imports of 40%, when compared to 1Q-2016.

*See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted EBITDA Margin and Net debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA and Net debt.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

BM&F BOVESPA: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

*See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA and Net debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA and Net debt.

Table 01 - Main Items and Consolidated Economic Indicators

	R$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)	4Q-2016	1Q17 X 4Q16 (%)
Sales revenues	68,365	70,337	(3)	70,489	(3)
Gross profit	23,786	21,008	13	22,812	4
Operating income (loss)	14,270	8,148	75	11,811	21
Net finance income (expense)	(7,755)	(8,693)	11	(5,309)	(46)
Consolidated net income (loss) attributable to the shareholders of Petrobras	4,449	(1,246)	457	2,510	77
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	0.34	(0.10)	441	0.19	79
Market capitalization (Parent Company)	193,926	125,890	54	209,777	(8)
Adjusted EBITDA*	25,254	21,193	19	24,788	2
Adjusted EBITDA margin*	37	30	7	35	2
Gross margin (%)	35	30	5	32	3
Operating margin (%)	21	12	9	17	4
Net margin (%)	7	(2)	9	4	3

Total capital expenditures and investments	11,542	15,593	(26)	14,060	(18)
Exploration & Production	9,385	13,770	(32)	11,146	(16)
Refining, Transportation and Marketing	835	952	(12)	1,015	(18)
Gas & Power	1,149	292	293	1,439	(20)
Distribution	71	99	(28)	147	(52)
Biofuel	18	271	(93)	15	20
Corporate	85	209	(59)	298	(71)

Average commercial selling rate for U.S. dollar	3.15	3.90	(19)	3.30	(5)
Period-end commercial selling rate for U.S. dollar	3.17	3.56	(11)	3.26	(3)
Variation of the period-end commercial selling rate for U.S. dollar (%)	(2.8)	(8.9)	6	0.4	(3)

Domestic basic oil products price (R$/bbl)	227.62	231.68	(2)	220.36	3
Brent crude (R$/bbl)	169.04	132.00	28	162.90	4
Brent crude (US$/bbl)	53.78	33.89	59	49.46	9

Domestic Sales Price
Crude oil (U.S. dollars/bbl)	50.70	28.88	76	45.71	11
Natural gas (U.S. dollars/bbl)	36.18	30.22	20	32.08	13

International Sales price
Crude oil (U.S. dollars/bbl)	46.21	41.59	11	42.44	9
Natural gas (U.S. dollars/bbl)	19.73	23.27	(15)	18.34	8

Total sales volume (Mbbl/d)
Diesel	702	798	(12)	707	(1)
Gasoline	539	564	(4)	553	(3)
Fuel oil	56	80	(30)	67	(16)
Naphtha	165	111	49	164	1
LPG	224	218	3	232	(3)
Jet fuel	101	107	(6)	101	−
Others	164	178	(8)	178	(8)
Total oil products	1,951	2,056	(5)	2,001	(2)
Ethanol, nitrogen fertilizers, renewables and other products	99	111	(11)	104	(5)
Natural gas	319	360	(11)	332	(4)
Total domestic market	2,369	2,527	(6)	2,438	(3)
Crude oil, oil products and others exports	782	455	72	649	20
International sales	242	457	(47)	364	(34)
Total international market	1,024	912	12	1,013	1
Total	3,393	3,439	(1)	3,450	(2)

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

1Q-2017 x 4Q-2016 Results*:

Gross Profit

Gross profit was of R$ 23,786 million, a 4% increase, mainly due to lower costs with production of oil and and imports of oil and natural gas. There was a relevant increase in the exports volume, with higher average Brent prices and improvement of the domestic oils, partially offset by gasoline and diesel sales reduction in the domestic market, as well as by higher government take.

Operating Income

Operating income increased 21%, reaching R$ 14,270 million, reflecting the reduction of impairment, the reversal of allowance for impairment with other receivables and lower costs with freight and personnel, as well as decrease in assets write-offs and tax expenses.

Those results were partially offset by the non-occurrence of positive facts observed in the 4Q-2016, such as the sale of participation in Block BM-S-8 (Carcará) and the reversal of legal contingencies and of abandonment.

Net Financial Expenses

Net financial expenses of R$ 7,755 million, 46% higher than 4Q-2016, mainly due to the foreign exchange losses derived from the depreciation of 1.4% of dollar against net liability exposure to euro, compared to appreciation of dollar against euro of 6.1% in 4Q-2016.

Net Result

The quarterly net income reached R$ 4,449 million, an increase of 77% compared to 4Q-2016, due to improvement in operating income.

Adjusted EBITDA **

Adjusted EBITDA was 2% higher than 4Q-2016, mainly due to the lower oil and natural gas import costs. The Adjusted EBITDA Margin** was 37% in 1Q‑2017.

Free Cash Flow **

The Free Cash Flow was positive for the eight quarter in a row, reaching R$ 13,368 million, 12% higher than 4Q-2016. The increase is derived from lower investments, which reached R$ 9,857 million in 1Q-2017.

* Additional information about operating results of 1Q-2017 x 4Q-2016, see item 6.

** See definitions of Free Cash Flow and Adjusted EBITDA, Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

1Q-2017 x 1Q-2016 Results*:

Gross Profit

Gross profit increased 13% when compared to 1Q-2016, to R$ 23,786 million in 1Q-2017, reaching a gross margin of 35%, mainly due to lower oil and natural gas import costs and higher oil and oil products exports. The increase of the domestic oil share in the processed feedstock, the higher natural gas production and the increase of its participation in the sales mix contributed to the reduction of oil and natural gas import costs while oil inventory sales were relevant to the increase in exports.

On the other hand, there was reduction in the sale of oil products in the domestic market of 5%, lower revenues from international operations, due to the sale of Petrobras Argentina S.A. (PESA) and of Petrobras Chile Distribuicions Ltda. (PCD) and higher production taxes.

Operating Income

Operating income was R$ 14,270 million in 1Q-2017, 75% above the 1Q16. This result reflects lower expenses associated with employees, due to the voluntary separation plan’s impact, the reduced costs with asset write-offs and the decrease in drilling rigs idleness. Despite the increase in exports, there were lower sales expenses, as a result of reduction in freight costs and in domestic sales, as well as reversal in provisions for allowance for impairment of receivables.

Net Finance Expense

Net finance expense of R$ 7,755 million, a R$ 938 million reduction relative to 1Q-2016 due to the lower foreign exchange losses of the U.S. dollar against the Euro.

Net Income (loss) attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was R$ 4,449 million in 1Q-2017, compared to a net loss of R$ 1,246 million in 1Q‑2016, mainly due to increase in exports, lower import costs, reduction in operational expenses and improvement in the financial result.

Adjusted EBITDA**

Adjusted EBITDA increased by 19% when compared to 1Q-2016, to R$ 25,254 million, mainly due to lower costs associated with oil and natural gas imports and operating expenses. The Adjusted EBITDA Margin** reached 37% in 1Q-2017.

Free Cash Flow**

The higher operating cash flow and lower investments resulted in a positive Free Cash Flow* of R$ 13,368 million, 5.6 times 1Q-2016.

* Additional information about operating results of 1Q-2017 x 1Q-2016, see item 7.

** See definitions of Free Cash Flow, Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

Table 02 - Exploration & Production Main Indicators

	R$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)	4Q-2016	1Q17 X 4Q16 (%)
Sales revenues	33,251	23,675	40	32,663	2
Brazil	32,489	22,209	46	31,953	2
Abroad	762	1,466	(48)	710	7
Gross profit	11,821	2,838	317	11,087	7
Brazil	11,529	2,358	389	10,848	6
Abroad	292	480	(39)	239	22
Operating expenses	(1,933)	(3,611)	46	(1,860)	(4)
Brazil	(1,810)	(3,398)	47	(1,352)	(34)
Abroad	(123)	(213)	42	(508)	76
Operating income (loss)	9,888	(773)	1379	9,227	7
Brazil	9,718	(1,041)	1034	9,496	2
Abroad	170	268	(37)	(269)	163
Net income (loss) attributable to the shareholders of Petrobras	6,500	(605)	1174	6,075	7
Brazil	6,355	(716)	988	6,389	(1)
Abroad	145	111	31	(314)	146
Adjusted EBITDA of the segment*	17,830	9,217	93	17,654	1
Brazil	17,363	8,460	105	17,264	1
Abroad	467	757	(38)	390	20
EBITDA margin of the segment (%)*	54	39	15	54	−

Capital expenditures of the segment	9,385	13,770	(32)	11,146	(16)

Average Brent crude (R$/bbl)	169.04	132.00	28	162.90	4
Average Brent crude (US$/bbl)	53.78	33.89	59	49.46	9

Sales price - Brazil
Crude oil (US$/bbl)	50.70	28.88	76	45.71	11
Sales price - Abroad
Crude oil (US$/bbl)	46.21	41.59	11	42.44	9
Natural gas (US$/bbl)	19.73	23.27	(15)	18.34	8

Crude oil and NGL production (Mbbl/d)	2,248	2,067	9	2,308	(3)
Brazil	2,182	1,980	10	2,243	(3)
Abroad	42	62	(32)	43	(2)
Non-consolidated production abroad	24	25	(4)	22	9
Natural gas production (Mbbl/d)	557	549	1	560	(1)
Brazil	501	455	10	503	−
Abroad	56	94	(40)	57	(2)
Total production	2,805	2,616	7	2,868	(2)

Lifting cost - Brazil (US$/barrel)
excluding production taxes	10.83	10.49	3	10.24	6
including production taxes	20.38	13.43	52	18.20	12
Lifting cost - Brazil (R$/barrel)
excluding production taxes	33.65	39.80	(15)	33.51	−
including production taxes	62.73	50.89	23	59.25	6
Lifting cost – Abroad without production taxes (US$/barrel)	4.56	5.62	(19)	5.15	(11)
Production taxes - Brazil	6,202	2,159	187	5,728	8
Royalties	3,122	1,913	63	2,997	4
Special participation charges	3,033	199	1424	2,684	13
Retention of areas	47	47	−	47	−
Production taxes - Abroad	133	274	(51)	120	11

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

1Q-2017 x 1Q-2016	1Q-2017 x 4Q-2016

Gross Profit

Gross profit increased due to higher oil prices and higher production in Brazil, associated with lower lifting costs and depreciation, partially offset by increase in production taxes.	The increase in gross profit was a result of higher revenues, derived from higher Brent prices, slightly offset by the production fall in Brazil.

Operating Income

Operating income reverted the net loss in 1Q-2016, due to higher gross profit and lower expenses with assets write-offs and drilling rigs idleness, as well as the non‑occurrence of impairment charges in 1Q-2017.

Abroad, operating income reduced due to the sale of Petrobras Argentina (PESA), in July/2016.

The increase of operating income reflects the higher gross profit, the lower expenses with assets write-offs and the absence of impairment charges in the 1Q‑2017.

Operating Performance

Production

Domestic crude oil and NGL production increased by 10% mainly due to the ramp‑up of Lula, Sapinhoá, Golfinho, Parque das Baleias and Marlim Sul fields and the production start-up of the new systems: FPSO Cid. de Caraguatatuba (Lapa) and Cid. de Saquarema (Lula).

The ramp-ups and start-ups mentioned above resulted in an increase of 10% in domestic natural gas production.

Despite the start-up of Saint Malo and Lucius fields, in the United States, the production of oil and NGL abroad declined 32%. Gas production decreased 40%, due to PESA’s sale, in 2016.

Domestic crude oil and NGL production decreased 3% mainly due to the schedule stoppages in the fields: Lula (FPSO’s Cid. de Angra dos Reis e Cid. de Paraty), Marlin Sul (P-40), Baúna (FPSO Cid. de Itajaí), Roncador (P-62) and Parque das Baleias (FPSO Cid. de Anchieta).

Domestic gas production remained stable when compared to 4Q-2016.

Crude oil, NGL and gas production abroad remained roughly stable.

Lifting Cost

Net of foreign exchange effects, lifting cost in U.S. dollars reduced mainly due to production increase, in conjunction with lower expenditures with logistics services and personnel. The pre-salt production increase, with lower unit costs, also contributed to lifting cost reduction.

On the other hand, production taxes increased as a result of higher Brent prices.

Lifting cost abroad decreased 19% due to the conclusion of PESA’s sale, in 2016.

Net of foreign exchange effects, lifting cost in U.S. dollars increased due to production reduction. This was partially offset by lower expenditures with logistic services and personnel, as well as increase in pre-salt’s production participation, with lower unit cost.

Additionally, there were higher production taxes due to increase in Brent prices.

Abroad, lifting cost reduced 11% due to lower expenditures with logistics in the U.S.A.

Table 03 - Refining, Transportation and Marketing Main Indicators

	R$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)	4Q-2016	1Q17 X 4Q16 (%)
Sales revenues	53,929	53,085	2	54,165	−
Brazil (includes trading operations abroad)	54,898	53,111	3	55,463	(1)
Abroad	963	2,886	(67)	2,130	(55)
Eliminations	(1,932)	(2,912)	34	(3,428)	44
Gross profit	7,378	13,986	(47)	10,136	(27)
Brazil	7,427	14,104	(47)	10,183	(27)
Abroad	(49)	(118)	58	(47)	(4)
Operating expenses	(2,122)	(2,491)	15	(4,509)	53
Brazil	(2,064)	(2,390)	14	(4,775)	57
Abroad	(58)	(101)	43	266	(122)
Operating income (loss)	5,256	11,495	(54)	5,627	(7)
Brazil	5,363	11,714	(54)	5,408	(1)
Abroad	(107)	(219)	51	219	(149)
Net income (loss) attributable to the shareholders of Petrobras	4,060	7,976	(49)	2,994	36
Brazil	4,131	8,186	(50)	2,772	49
Abroad	(71)	(210)	66	222	(132)
Adjusted EBITDA of the segment*	7,223	13,448	(46)	9,925	(27)
Brazil	7,288	13,600	(46)	9,683	(25)
Abroad	(65)	(152)	57	242	(127)
EBITDA margin of the segment (%)*	13	25	(12)	18	(5)
Capital expenditures of the segment	835	952	(12)	1,015	(18)
Domestic basic oil products price (R$/bbl)	227.62	231.68	(2)	220.36	3
Imports (Mbbl/d)	290	486	(40)	305	(5)
Crude oil import	93	199	(53)	69	35
Diesel import	−	47	(100)	5	-
Gasoline import	13	51	(75)	29	(55)
Other oil product import	184	189	(3)	202	(9)
Exports (Mbbl/d)	779	453	72	634	23
Crude oil export	609	307	98	479	27
Oil product export	170	146	16	155	10
Exports (imports), net	489	(33)	1582	329	49
Refining Operations - Brazil (Mbbl/d)
Oil products output	1,811	1,958	(8)	1,810	−
Reference feedstock	2,176	2,176	−	2,176	−
Refining plants utilization factor (%)	77	84	(7)	78	(1)
Processed feedstock (excluding NGL)	1,681	1,836	(8)	1,688	−
Processed feedstock	1,725	1,870	(8)	1,740	(1)
Domestic crude oil as % of total processed feedstock	95	89	6	94	1

Refining Operations - Abroad (Mbbl/d)
Total processed feedstock	56	140	(60)	109	(49)
Oil products output	59	144	(59)	112	(47)
Reference feedstock	200	230	(13)	200	(50)
Refining plants utilization factor (%)	55	57	(2)	51	4
Refining cost - Brazil
Refining cost (US$/barrel)	3.04	2.27	34	2.92	4
Refining cost (R$/barrel)	9.49	8.73	9	9.63	(1)

Refining cost - Abroad (US$/barrel)	5.22	4.01	30	3.90	34
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	648	764	(15)	655	(1)
Gasoline	469	513	(9)	483	(3)
Fuel oil	57	75	(24)	67	(15)
Naphtha	165	111	49	164	1
LPG	223	219	2	232	(4)
Jet fuel	114	124	(8)	114	−
Others	184	195	(6)	184	−
Total domestic oil products (mbbl/d)	1,860	2,001	(7)	1,899	(2)

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

1Q-2017 x 1Q-2016	1Q-2017 x 4Q-2016

Gross Profit

Gross profit decreased due to lower sales margins, mainly of diesel and gasoline, influenced by increase in Brent and improvement of domestic oil, as well as reduction in oil products sales volume in the domestic market.

Gross profit decreased mainly due to increase in cost of products sold, which was influenced by higher Brent, improvement of national oil prices and lower oil product sales volume in the domestic market.

Operating Income

Operating income decreased due to the lower gross profit, partially offset by reduced sales and tax expenses.	Operating income decreased in line with gross profit, partially offset by the absence of impairment in the 1Q-2017.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Net crude oil exports increased as a result of production growth and of decrease in volume processed in the refineries, both domestic and imported.

The reduction in net oil products imports, especially diesel and gasoline, is due to lower domestic market along with the increase in market share of our competitors in the Brazilian market.

Net crude oil exports increased due to sale of inventory constituted in the 4Q-2016. The decrease in the oil products imports was due to lower imports, mainly gasoline, GLP and QAV.

Refining Operations

Processed feedstock was 8% lower, mainly due to lower oil products domestic demand and to increase in imports by third parties.	Processed feedstock remained stable.

Refining Cost

Refining cost was higher mainly reflecting a decrease in processed feedstock along with higher employee compensation costs attributable to the 2016 Collective Bargaining Agreement.	The reduction of refining cost is mainly due to lower personnel expenses, due to decrease of workforce.

Table 04 - Gas & Power Main Indicators

	R$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)	4Q-2016	1Q17 X 4Q16 (%)
Sales revenues	7,703	9,391	(18)	7,802	(1)
Brazil	7,681	8,833	(13)	7,772	(1)
Abroad	22	558	(96)	30	(27)
Gross profit	2,443	1,828	34	2,486	(2)
Brazil	2,436	1,727	41	2,481	(2)
Abroad	7	101	(93)	5	40
Operating expenses	(888)	(734)	(21)	(244)	(264)
Brazil	(879)	(717)	(23)	(258)	(241)
Abroad	(9)	(17)	47	14	(164)
Operating income (loss)	1,555	1,094	42	2,242	(31)
Brazil	1,557	1,010	54	2,223	(30)
Abroad	(2)	84	(102)	19	-
Net income (loss) attributable to the shareholders of Petrobras	1,021	757	35	1,318	(23)
Brazil	1,003	645	56	1,275	(21)
Abroad	18	112	(84)	43	(58)
Adjusted EBITDA of the segment*	2,256	1,847	22	2,412	(6)
Brazil	2,256	1,749	29	2,415	(7)
Abroad	−	98	(100)	(3)	(100)
EBITDA margin of the segment (%)*	29	20	9	31	(2)

Capital expenditures of the segment	1,149	292	293	1,439	(20)

Physical and financial indicators - Brazil
Electricity sales (Free contracting market - ACL) - average MW	759	863	(12)	804	(6)
Electricity sales (Regulated contracting market - ACR) - average MW	3,058	3,172	(4)	3,172	(4)
Generation of electricity - average MW	2,017	2,832	(29)	2,686	(25)
Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh	156	69	126	163	(4)
LNG imports (Mbbl/d)	16	74	(78)	22	(27)
Natural gas imports (Mbbl/d)	118	194	(39)	158	(25)

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

GAS & POWER

1Q-2017 x 1Q-2016	1Q-2017 x 4Q-2016

Gross Profit

Gross profit increased due to lower acquisition costs, mainly due to the increase of domestic natural gas production, which led to a reduction of natural gas and LNG imports. On the other hand, natural gas sales to thermoelectric sector and electricity generation revenues decreased.

Gross profit remained stable.

Operating Income

Operating income increased due to the higher gross profit, as well as to lower sale and tax expenses and higher revenues with take or pay contracts, despite higher provisions for judicial losses.	Operating income decreased as a result of provision for judicial losses, partially compensated by lower sales and tax expenses and higher revenues with take or pay contracts.

Operating Performance

Physical and Financial Indicators

There was reduction in natural gas sales, mainly due to reduced thermoelectric demand in the period, contributing to a reduction of LNG and Bolivian gas imports.	There was reduction in sales of natural gas, mainly due to lower thermoelectric demand in the quarter, which led to the decrease in Bolivian gas imports.

Table 05 - Distribution Main Indicators

	R$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)	4Q-2016	1Q17 X 4Q16 (%)
Sales revenues	20,912	25,231	(17)	23,352	(10)
Brazil	19,840	22,047	(10)	21,001	(6)
Abroad	1,072	3,184	(66)	2,351	(54)
Gross profit	1,543	1,940	(20)	2,021	(24)
Brazil	1,452	1,626	(11)	1,781	(18)
Abroad	91	314	(71)	240	(62)
Operating expenses	(985)	(1,987)	50	(1,895)	48
Brazil	(932)	(1,752)	47	(1,762)	47
Abroad	(53)	(235)	77	(133)	60
Operating income (loss)	558	(47)	1287	126	343
Brazil	520	(126)	513	19	2637
Abroad	38	79	(52)	107	(64)
Net income (loss) attributable to the shareholders of Petrobras	369	(25)	1576	89	315
Brazil	344	(96)	458	11	3027
Abroad	25	71	(65)	78	(68)
Adjusted EBITDA of the segment*	679	95	614	209	225
Brazil	629	(19)	3411	147	328
Abroad	50	114	(56)	62	(19)
EBITDA margin of the segment (%)*	3	−	3	1	2

Capital expenditures of the segment	71	99	(28)	147	(52)

Market share - Brazil	29.8%	32.4%	(2.6)	30.5%	(0.7)

Sales Volumes - Brazil (Mbbl/d)
Diesel	285	312	(9)	299	(5)
Gasoline	190	195	(3)	195	(3)
Fuel oil	45	64	(30)	53	(15)
Jet fuel	53	53	(1)	51	3
Others	86	100	(14)	92	(7)
Total domestic oil products	659	725	(9)	690	(5)

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

1Q-2017 x 1Q-2016	1Q-2017 x 4Q-2016

Gross Profit

There was a decrease in gross profit due to lower sales volumes, caused by a reduction in economic activity in Brazil and loss of market share.	The decrease in gross profit was mainly derived from lower sales margins, specially diesel and gasoline and lower sales volume, due to the reduction in economic activity in Brazil.

Operating income

Operating income increased, reflecting the losses suffered in 1Q-2016 with receivables from the electrical sector and with judicial claims.	The operating income increased, mainly reflecting the absence of provision for expenses with the voluntary separation incentive plan of Petrobras Distribuidora, made in 4Q-2016.

Operating Performance

Market Share - Brazil

The decrease in market share was mainly due to lower sales to thermoelectric power plants (42%) and to the maintenance of the sales margins’ policy that prioritizes the Company’s profitability maximization strategy.

Additionally, there was higher participation of regional domestic players, associated with the fall of the market consumption.

The reduction sales of diesel and fuel oil led to a reduction in the market share in 1Q-2017, mainly due to the fall of sales to thermoelectric power plants (30%) and to the higher participation of regional domestic players.

Liquidity and Capital Resources

Table 06 - Liquidity and Capital Resources

	R$ million
	Jan-Mar
	2017	2016	4Q-2016
Adjusted cash and cash equivalents* at the beginning of period	71,664	100,887	72,602
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(2,556)	(3,042)	(2,542)
Cash and cash equivalents at the beginning of period	69,108	97,845	70,060
Net cash provided by (used in) operating activities	23,225	17,307	23,744
Net cash provided by (used in) investing activities	(8,262)	(14,518)	(6,896)
Capital expenditures, investments in investees and dividends received	(9,857)	(14,926)	(11,791)
Proceeds from disposal of assets (divestment)	1,873	11	4,829
Investments in marketable securities	(278)	397	66
(=) Net cash flow	14,963	2,789	16,848
Net financings	(21,230)	(17,505)	(17,568)
Proceeds from long-term financing	13,028	7,215	21,079
Repayments	(34,258)	(24,720)	(38,647)
Dividends paid to non- controlling interest	−	−	(239)
Acquisition of non-controlling interest	(130)	146	88
Effect of exchange rate changes on cash and cash equivalents	(1,837)	(5,497)	(81)
Cash and cash equivalents at the end of period	60,874	77,778	69,108
Government bonds and time deposits with maturities of more than 3 months at the end of period	2,909	2,743	2,556
Adjusted cash and cash equivalents* at the end of period	63,783	80,521	71,664

Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	23,225	17,307	23,744
Capital expenditures and investments in investees	(9,857)	(14,926)	(11,791)
Free cash flow*	13,368	2,381	11,953

As of March 31, 2017, the balance of cash and cash equivalents was R$ 60,874 million and the balance of adjusted cash and cash equivalents was R$ 63,783 million. Our principal uses of funds in 1Q-2017 were for repayment of financing (and interest payments) and for capital expenditures. We partially met these requirements with cash provided by operating activities of R$ 23,225 million and with proceeds from financing of R$ 13,028 million. The balance of adjusted cash and cash equivalents was negatively impacted in 2016 by the application of the foreign exchange effect to the foreign financial investments.

Net cash provided by operating activities of R$ 23,225 million was mainly generated by higher oil product margins, by the reduction of oil and natural gas import costs, by the higher share of national oil in the processed feedstock , as well as the increase in exports of oil and oil products, with higher prices. These effects were partially offset by lower sales in Brazil and higher production taxes.

Capital expenditures and equity investments totaled R$ 9,857 million in 1Q-2017, a decrease of 34% compared to 1Q-2016, being 81% in E&P business segment.

Free Cash Flow* was positive, amounting to R$ 13,368 million in 1Q-2017, 5.6 times 1Q-2016.

From January to March 2017, proceeds from financing amounted to R$ 13,028 million. These funds were raised through commercial banking, capital markets transactions and development banks, and used to roll-over debt and pay capital expenditures. Global notes were issued in international capital markets in the amount of US$ 4 billion, with maturities of 5 and 10 years. The proceeds of those offerings, together with cash were used to tender US$5.58 billion of Petrobras’ existing global notes. In addition, the Company pre-paid debts of US$ 0.75 billion with BNDES and a structured operation in the amount of US$ 0.13 billion.

Repayments of principal and interest totaled R$ 34,258 million in 1Q-2017 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in R$ million, below:

Table 07 - Nominal cash flow including principal and interest payments

	Consolidated
Maturity	2017	2018	2019	2020	2021	2022 and thereafter	03.31.2017	12.31.2016
Principal	19,344	36,308	57,724	44,471	60,190	147,973	366,010	390,227
Interest	17,452	20,755	18,457	14,829	11,025	101,203	183,721	190,352
Total	36,796	57,063	76,181	59,300	71,215	249,176	549,731	580,579

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net debt and definition of Adjusted Cash and Cash Equivalents and Free Cash Flow in glossary.

Consolidated debt

Gross debt in Brazilian Reais decreased by 5% and net debt reduced 4% when compared to December 31, 2016, mainly as a result of the 2.8% real appreciation and of repayments of principal and interest.

Current debt and non-current debt include finance lease obligations of R$ 67 million and R$ 728 million as of March 31, 2017, respectively (R$ 59 million and R$ 736 million on December 31, 2016).

The weighted average maturity of outstanding debt reached 7.61 years as of March 31, 2017 (compared to 7.46 years as of December 31, 2016).

The ratio between net debt and the LTM Adjusted EBITDA* decreased from 3.54 as of December 31, 2016 to 3.24 as of March 31, 2017 due to the reduction in debt and increase in LTM Adjusted EBITDA.

Table 08 - Consolidated debt in reais

	R$ million
	03.31.2017	12.31.2016	Δ%

Current debt	34,971	31,855	10
Non-current debt	329,787	353,929	(7)
Total	364,758	385,784	(5)
Cash and cash equivalents	60,874	69,108	(12)
Government securities and time deposits (maturity of more than 3 months)	2,909	2,556	14
Adjusted cash and cash equivalents*	63,783	71,664	(11)
Net debt*	300,975	314,120	(4)
Net debt/(net debt+shareholders' equity) - Leverage	54%	55%	(1)
Total net liabilities*	724,263	733,281	(1)
(Net third parties capital / total net liabilities)	64%	66%	(2)
Net debt/LTM Adjusted EBITDA ratio*	3.24	3.54	(8)

Table 09 - Consolidated debt in dollar

	U.S.$ million
	03.31.2017	12.31.2016	Δ%

Current debt	11,037	9,773	13
Non-current debt	104,087	108,597	(4)
Total	115,124	118,370	(3)
Net debt	94,993	96,381	(1)
Weighted average maturity of outstanding debt (years)	7.61	7.46	0.15

Table 10 - Consolidated debt by rate, currency and maturity

	R$ million
	03.31.2017	12.31.2016	Δ%
Summarized information on financing
By rate
Floating rate debt	201,464	208,525	(3)
Fixed rate debt	162,499	176,464	(8)
Total	363,963	384,989	(5)
By currency
Brazilian Real	78,669	78,788	−
US Dollars	259,026	276,876	(6)
Euro	18,723	21,637	(13)
Other currencies	7,545	7,688	(2)
Total	363,963	384,989	(5)
By maturity
2017	25,574	31,796	(20)
2018	36,128	36,557	(1)
2019	57,163	68,112	(16)
2020	43,904	53,165	(17)
2021	59,735	61,198	(2)
2022 on	141,459	134,161	5
Total	363,963	384,989	(5)

*

*See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted EBITDA Margin and Net debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net debt

ADDITIONAL INFORMATION

1.	Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment of assets and reversals, cumulative foreign exchange adjustments reclassified to the income statement and gains and losses on disposal and write-offs of assets.

In 2016, we revised our presentation of Adjusted EBITDA to better reflect management’s views of the performance of its primary business, by adding back gains and losses on disposal and write-offs of assets and the amount of cumulative translation adjustments reclassified to the income statement as a result of dispositions.  We have applied the same methodology to data for earlier periods in this report for comparative purposes.

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information and a better understanding of the Company's income from its primary business and it must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance.

Adjusted EBITDA is a component of a metric included in the Company’s Business and Management Plan: Net debt / LTM Adjusted EBITDA ratio.

Table 11 - Reconciliation of Adjusted EBITDA

	R$ million
	Jan-Mar
	2017	2016	2017 X 2016 (%)	4Q-2016	1Q17 X 4Q16 (%)
Net income (loss)	4,807	(381)	1,362	2,760	74
Net finance income (expense)	7,755	8,693	(11)	5,309	46
Income taxes	2,320	224	936	2,467	(6)
Depreciation, depletion and amortization	10,766	12,649	(15)	11,229	(4)
EBITDA	25,648	21,185	21	21,765	18
Share of earnings in equity-accounted investments	(612)	(388)	(58)	1,275	(148)
Impairment losses / (reversals)	(21)	294	(107)	3,527	(101)
Realization of cumulative translation adjustment	116	−	−	66	−
Gains/ losses on disposal/ write-offs of non-current assets	123	102	21	(1,845)	107
Adjusted EBITDA	25,254	21,193	19	24,788	2

Adjusted EBITDA margin (%)	37	30	7	35	2

2.	Reconciliation of LTM Adjusted EBITDA

Table 12 - Reconciliation of LTM Adjusted EBITDA

	R$ million
	Last 12 months (LTM) until
	31.03.2017	31.12.2016

Net income (loss)	(7,857)	(13,045)
Net finance income (expense)	26,247	27,185
Income taxes	4,438	2,342
Depreciation, depletion and amortization	46,660	48,543
EBITDA	69,488	65,025
Share of earnings in equity-accounted investments	405	629
Impairment losses / (reversals)	19,982	20,297
Realization of cumulative translation adjustment	3,809	3,693
Gains/ losses on disposal/ write-offs of non-current assets	(930)	(951)
Adjusted EBITDA	92,754	88,693

ADDITIONAL INFORMATION

3.	Impact of our Cash Flow Hedge policy

Table 13 - Impact of our Cash Flow Hedge policy

	R$ million
	Jan-Mar
	2017	2016	2017 x 2016 (%)	4Q-2016	1Q17 X 4Q16 (%)
Total inflation indexation and foreign exchange variation	5,151	21,480	(76)	1,049	391
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(5,459)	(22,013)	75	967	(664)
Reclassification from Shareholders’ Equity to the Statement of Income	(2,435)	(2,900)	16	(2,401)	(1)
Net Inflation indexation and foreign exchange variation	(2,743)	(3,433)	20	(385)	(612)

The reclassification of foreign exchange variation expense from Shareholders’ Equity to the Income Statement in the 1Q-2017, compared to the 4Q-2016, remained roughly stable, since there were no anticipated reclassifications of foreign exchange variation expenses from Shareholders’ Equity to the Income Statement as a result of planned exports that were no longer expected to occur or did not occur.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the income statement may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 2 million reclassification adjustment from equity to the income statement would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on March 31, 2017, is set out below:

Table 14 - Expectation of exports volumes realization

	Consolidated

	2017	2018	2019	2020	2021	2022	2023	2024 a 2027	Total

Expected realization	(8,109)	(9,791)	(2,382)	(6,007)	(2,931)	(1,288)	(1,276)	1,620	(30,164)

ADDITIONAL INFORMATION

4.	Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main gross exposures are the Brazilian Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to, simultaneously, recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements. Through the extension of the hedge accounting practice, foreign exchange gains or losses, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of future exports realization.

During 1Q-2017, Petrobras, through its affiliate Petrobras Global Trading B.V. (PGT), made a cross currency swap derivative, aiming to protect the exposure to pounds against U.S. dollar, in view of the bond with notional value of GBP 700 million and maturity to December, 2026. The Company does not have the intention to liquidate those transactions before the maturity date.

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies.

As of March 31, 2017, the Company had a net liability exposure to foreign exchange rates, of which the main exposure is the relationship between the U.S. dollar and the euro.

Table 15 - Assets and Liabilities subject to exchange variation

ITEMS	R$ million

	03.31.2017	12.31.2016
Assets	42,552	44,303
Liabilities	(261,206)	(271,531)
Hedge Accounting	198,495	201,292
Total	(20,159)	(25,936)

Table 16 - Assets and Liabilities subject to exchange variation by currency

BY CURRENCY	R$ million

	03.31.2017	12.31.2016

Real/ U.S. Dollars	4,063	2,402
Real/ Euro	(131)	(149)
Real/ Pound Sterling	(57)	(56)
U.S. Dollars/ Yen	(598)	(599)
U.S. Dollars/ Euro	(18,574)	(21,453)
U.S. Dollars/ Pound Sterling*	(4,862)	(6,081)
Total	(20,159)	(25,936)

Table 17 - Foreign exchange and inflation indexation charges

	R$ million
	Jan-Mar
Foreign exchange and inflation indexation charges	2017	2016	2017 x 2016 (%)	4Q-2016	1Q17 X 4Q16 (%)
Foreign exchange variation Dollar x Euro	(297)	(1,443)	79	1,438	(121)
Foreign exchange variation Real x Dollar	(199)	670	(130)	95	(309)
Foreign exchange variation Dollar x Pound Sterling	(64)	326	(120)	324	(120)
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(2,435)	(2,900)	16	(2,401)	(1)
Foreign exchange variation Real x Euro	(1)	(258)	100	30	(103)
Others	253	172	47	129	96
Net Inflation indexation and foreign exchange variation	(2,743)	(3,433)	20	(385)	(612)

* Does not include the cross currency swap derivative with the notional value of GBP 700 million.

ADDITIONAL INFORMATION

5.	Special Items

Table 18 – Special itens

R$ million
For the first quarter of
2017	2016		Items of Income Statement	4Q-2016

(645)	(297)	(Losses)/Gains on legal proceedings	Other income (expenses)	1,561
(116)	−	Cumulative translation adjustment - CTA	Other income (expenses)	(66)
−	(51)	State Tax Amnesty Program / PRORELIT	Other income (expenses)	(104)
−	−	Amounts recovered - "overpayments incorrectly capitalized"	Other income (expenses)	205
−	−	Result of decommissioning costs	Several	1,622
2	−	Gains (losses) on Disposal of Assets	Other income (expenses)	3,383
(42)	(294)	Impairment of assets and investments	Several	(3,673)
109	(544)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(27)
275	(1)	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	(397)
(417)	(1,187)	Total		2,504

Impact of the impairment of assets and investments on the Company´s Income Statement:

21	(294)	Impairment		(3,527)
(63)	−	Share of earnings in equity-accounted investments		(146)
(42)	(294)	Impairment of assets and investments		(3,673)

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:

−	(42)	Tax expenses		(84)
−	(9)	Interest expenses		(20)
−	(51)	State Tax Amnesty Program / PRORELIT		(104)

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

ADDITIONAL INFORMATION

6. Results of Operations of 1Q-2017 compared to 4Q-2016:

Sales revenues of R$ 68,365 million, a 3% decrease when compared to the 4Q-2016 (R$ 70,489 million), mainly due to:

•	Lower revenues from operations abroad (R$ 2,844 million), mainly pursuant to the disposal of interests in Petrobras Chile Distribución Ltda. (PCD) ended on January 2017;
•	A 3% decrease in domestic revenues, as a result of:
✓	Lower oil product demand (R$ 1,944 million), mainly for diesel and gasoline, due the seasonal consumption;
✓	Decreased electricity revenues (R$ 301 million), due to lower thermoelectric dispatch; and
✓	Higher domestic oil product prices (R$ 927 million), following the increase of international prices, mainly for naphtha and jet fuel.
•	Higher export revenues (R$ 2,243 million), mainly of crude oil, due to increased sales volume and to higher international prices.

Cost of sales of R$ 44,579 million decreased 6% compared to the 4Q-2016 (R$ 47,677 million), reflecting:

•	Decreased costs with operations abroad, mainly due to the sale of Petrobras Chile Distribución Ltda. (PCD) ended on January 2017;
•	Lower costs with domestic crude oil production;
•	Lower natural gas import costs, as a result of the lower share on the sales mix, following the decreased thermoelectric demand; and
•	Decreased crude oil import costs, due to the lower share on domestic feedstock processed.

These effects were partially offset by higher production taxes, as a result of higher volume of exports, higher international prices, increased sales volumes and higher effective Special Participation rate over higher Lula production, besides the effect of the use of Special Participation credits over 4Q-2016 sales.

Selling expenses were R$ 2,390 million in the 1Q-2017, a 22% decrease compared to R$ 3,051 million in the 4Q-2016, due to:

•	Reversal of allowance for impairment of trade receivables, from companies in the electricity sector, in the 1Q-2017 (R$ 109 million), compared to a constitution in 4Q-2016 (R$ 27 million);
•	Lower freight expenses, due to the appreciation of the Brazilian Real against the U.S. dollar; and
•	The effect of the disposal of Distribution assets in Chile (Petrobras Chile Distribución Ltda.- PCD).

General and administrative expenses were R$ 2,307 million in the 1Q-2017, a 22% decrease compared to R$ 2,945 million in the 4Q-2016, due to lower personnel expenses mainly generated by the effect of the voluntary separation incentive plan of 2014/2016 and by the additional provision in the 4Q-2016 for the 2016 Collective Bargaining Agreement.

Other taxes were R$ 291 million in the 1Q-2017, a 66% decrease compared to R$ 856 million in 4Q-2016, mainly due to decreased income tax expenses over remittance abroad and to the effect of the State Tax Amnesty Program of cash payments of tax debts in the 4Q-2016.

Exploration costs of R$ 296 million, a 79% decrease compared to the 4Q-2016 (R$ 1,409 million), mainly as a result of lower write-offs of dry and/or sub commercial wells (R$ 927 million).

Other expenses, net of R$ 3,895 million in the 1T-2017, 61% above 4T-2016 (R$ 2,415) million in 4Q-2016, as a result of:

•

Higher provision for losses on legal, administrative and arbitral proceedings (R$ 1,678 million), mainly impacted by the reversal of the contingency filed by Triunfo Agro Industrial S/A  and other cooperatives (R$ 1,378 million) in 4Q-2016, as well as by the provision for contingency arising from the disapproval of tax credit compensation at Termomacaé Ltda, recognized in 1Q-2017 (R$ 645 million);

•

Loss with disposal and offset of assets (R$ 123 million), compared to a net gain, in 4Q-2016 (R$ 1,845 million), with highlight to the disposal of interest in exploratory block BM-S-8 – Carcará (R$ 2,947 million) and write-offs of FPSOs under construction with regards to negotiations with shipyards (R$ 985 million), as can be seen in Note 14.4.1 to the Company’s 2016 audited financial statements ;

•	The negative effect of R$ 1,622 million related to the gain with review of provision for decommissioning costs in the 4Q-2016; and
•	Reversal of impairment of assets of R$ 21 million, due to re-measurement of assets, compared to an expense of R$ 3,527 million that charged the 4T-2016.

Net finance expense of R$ 7,755 million in the 1Q-2017, a 46% increase compared to 4Q-2016 (R$ 5,309 million), due to:

•	Higher foreign exchange and inflation indexation charges in R$ 2,358 million, generated by:

(i)

Negative foreign exchange variation of R$ 297 million caused by the impact of a 1.4% depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 1Q-2017, compared to a positive foreign exchange variation of R$ 1,438 million generated by the 6.1% appreciation of the  U.S. dollar against the Euro on the Company’s net debt in the 4Q-2016 (R$ 1,735 million);

(ii)

Negative foreign exchange variation of R$ 64 million generated by the impact of a 1.2% depreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt in the 1Q-2017, compared to a positive foreign exchange variation of R$ 324 million generated by a 4.8% appreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt in the 4Q-2016 (R$ 388 million); and

(iii)

Higher foreign exchange charge of the Brazilian Real over asset exposure in U.S. dollar in the 1Q-2017, already considering the reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting (R$ 328 million).

•	Increased finance expenses in R$ 224 million, due to:

(i)

An increase in financing expenses abroad, in light of the costs resulting from the repurchase of bonds, through its wholly-owned subsidiary Petrobras Global Finance BV (PGF), in January  2017, partially offset by the effect of lower U.S. dollar average exchange rate against the Brazilian Real (R$ 768 million);

(ii)	Reduction of financing expenses in Brazil on account of prepayments made in the 4Q-2016 (R$ 597million); and
(iii)

Higher capitalized interest, mainly due to the increase in the average balance of works in progress and to the higher capitalization rate, partially offset by the lower average conversion rate in 2017 (R $ 61 million).

•	Increased finance income (R$ 136 million), due to the gains on derivatives in trade operations (R$ 176 million), partially offset by the lower invested average balance (R$ 45 million).

Gains in results in equity-accounted investments of R$ 612 million, as compared to the loss of R$ 1,275 million in the 4Q-2016, as a result of the effect of the leniency agreement in Braskem.

ADDITIONAL INFORMATION

7. Results of Operations of 1Q-2017 compared to 1Q-2016:

Sales revenues of R$ 68,365 million, a 3% decrease when compared to 1Q-2016 (R$ 70,337 million), due to:

•	Decreased domestic revenues (R$ 5,118 million), as a result of:
✓

Lower oil products revenues (R$ 3,330 million), reflecting an 5% decrease on sales, as well as lower average diesel and gasoline prices, reflecting the Company´s new pricing policy as from October 2016, partially offset by higher average prices of naphtha, jet fuel and fuel oil, following the increase of international prices, and of LPG, besides the 12.3% increase of LPG price in bulk as of December 7, 2016;

✓	Decreased natural gas revenues (R$ 632 million), as a result of lower thermoelectric demand and of decreased prices; and
✓	Decreased electricity revenues (R$ 457 million) mainly derived from electricity generation, due to improved hydrological conditions.
•	Lower revenues from operations abroad (R$ 3,310 million), due to the disposal of interests in Petrobras Argentina S.A. (PESA) and in Petrobras Chile Distribución Ltda (PCD).; and
•

Higher export revenues (R$ 6,456 million), as a result of increased volume, mainly of crude oil, due to lower domestic demand and higher domestic production, as well as increased crude oil and oil product prices, following higher international prices.

Cost of sales were R$ 44,579 million, a 10% decrease compared to the 1Q-2016 (R$ 49,329 million), reflecting:

•

Lower import costs of natural gas and crude oil, generated by lower economic activity, by the decreased share of domestic oil products and by the lower thermoelectric demand. The higher share of domestic natural gas on sales mix and the increased share of domestic crude oil on feedstock processed also contributed to the decreased import costs;

•	Decreased costs from operations abroad mainly attributable to the disposal of Petrobras Argentina S.A. (PESA) and Petrobras Chile Distribución Ltda. (PCD); and
•	Decreased depreciation expenses from crude oil production, as a result of impairment losses in 2016.

These effects were partially offset by higher production taxes, as a result of higher international prices and increased crude oil export volume.

Selling expenses were R$ 2,390 million, a 36% decrease compared to 1Q-2016 (R$ 3,751 million), mainly due to:

•	Lower freight expenses, due to the appreciation of the Brazilian Real against the U.S. dollar and to decreased domestic sales volume;
•	The effect of the disposal of interests in Petrobras Argentina S.A. (PESA) and in Petrobras Chile DistribuciónLtda. (PCD); and
•	The reversal of allowance for impairment of trade receivables from companies in the electricity sector in 1Q-2017 (R$ 109 million), compared to the provision in 1Q-2016 (R$ 544 million).

General and administrative expenses were R$ 2,307 million in 1Q-2017, a 13% decrease compared to R$ 2,652 million in 1Q-2016, due to lower personnel expenses mainly generated by the effect of the voluntary separation incentive plan of 2014/2016 and by lower third-party expenses.

Exploration costs were R$ 296 million in 1Q-2017, a 74% decrease compared to R$ 1,147 million in 1Q-2016, mainly due to lower expenses with write-off of dry and/or subcommercial wells.

Other expenses, net of R$ 3,895 million, a 9% decrease compared to 1Q-2016 (R$ 4,265 million), mainly due to:

•	Lower unscheduled stoppage expenses, mainly due to lower equipment idleness (R$ 692 million);
•	Reversion of expenses related to the voluntary separation incentive plan, as a result of the withdrawal of some participants (R$ 276 million);
•	Higher pension and medical benefit expenses (R$ 290 million), due to the interest rate over an increased net actuarial obligation;
•

Negative effect of R$ 116 million related to the realization of cumulative translation adjustment due to divestment of assets in the 1Q-2017, which is the reclassification of foreign exchange losses from Shareholders’ Equity to the Statement of Income; and

•	Higher losses on legal, administrative and arbitral proceedings (R$ 109 million).

Net finance expense was R$ 7,755 million, a 11% decrease when compared to the 1Q-2016 (R$ 8,693 million), due to:

•	Lower foreign exchange and inflation indexation charges in R$ 690 million, generated by:

(i)	Decreased depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 1Q-2017, compared to the 1Q-2016 (R$ 1,146 million);
(ii)

Higher foreign exchange charge of the Brazilian Real over the exposure of assets in U.S. dollar in the 1Q-2017, already considering the reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting (R$ 404 million);

(iii)

Negative foreign exchange variation of R$ 64 million generated by the impact of a 1.2% depreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt in the 1Q-2017, compared to the positive foreign exchange variation of R$ 326 million due to the 3.0% appreciation in the 1Q-2016 (R$ 390  million);  and

(iv)	Positive effect of R$ 257 million as a result of lower Brazilian Real x Euro exposure, due to the setllement of intercompany loans.

•	Decreased finance expenses in R$ 201 million, due to:

(i)	Reduction of financing expenses in Brazil on account of prepayments made in the 4Q-2016 (R$ 683 million);
(ii)

An increase in financing expenses abroad, in light of the costs resulting from the repurchase of bonds, through its wholly-owned subsidiary Petrobras Global Finance BV (PGF), in January  2017, partially offset by the effect of lower U.S. dollar average exchange rate against the Brazilian Real (R$ 547 million); and

(iii)

Higher capitalized interest, mainly due to the increase in the average balance of works in progress and to the higher capitalization rate, partially offset by the lower average conversion rate in 2017 (R$ 56 million).

Income taxes expenses (corporate income tax and social contribution) of R$ 2,320 million in the 1Q-2017, compared to R$ 224 million in the 1Q-2016, mainly due to the taxable results generated in the periods. For more information about income taxes expenses, see Note 19.4 to the Company´s consolidated financial statements.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	R$ million
	Jan-Mar
	2017	2016	4Q-2016
Sales revenues	68,365	70,337	70,489
Cost of sales	(44,579)	(49,329)	(47,677)
Gross profit	23,786	21,008	22,812
Selling expenses	(2,390)	(3,751)	(3,051)
General and administrative expenses	(2,307)	(2,652)	(2,945)
Exploration costs	(296)	(1,147)	(1,409)
Research and development expenses	(337)	(503)	(325)
Other taxes	(291)	(542)	(856)
Other income and expenses, net*	(3,895)	(4,265)	(2,415)
	(9,516)	(12,860)	(11,001)
Operating income (loss)	14,270	8,148	11,811
Finance income	933	886	797
Finance expenses	(5,945)	(6,146)	(5,721)
Foreign exchange and inflation indexation charges	(2,743)	(3,433)	(385)
Net finance income (expense)	(7,755)	(8,693)	(5,309)
Share of earnings in equity-accounted investments	612	388	(1,275)
Income (loss) before income taxes	7,127	(157)	5,227
Income taxes	(2,320)	(224)	(2,467)
Net income (loss)	4,807	(381)	2,760
Net income (loss) attributable to:
Shareholders of Petrobras	4,449	(1,246)	2,510
Non-controlling interests	358	865	250
	4,807	(381)	2,760

*Includes impairment (reversal of R$ 21 million in 1Q-2017 and expenses of R$ 294 million in 1Q-2016 and of R$ 3.527 million in 4Q-2016).

Statement of Financial Position – Consolidated

ASSETS	R$ million
	03.31.2017	12.31.2016
Current assets	134,058	145,907
Cash and cash equivalents	60,874	69,108
Marketable securities	2,909	2,556
Trade and other receivables, net	14,042	15,543
Inventories	26,172	27,622
Recoverable taxes	8,167	8,153
Assets classified as held for sale	15,732	18,669
Other current assets	6,162	4,256
Non-current assets	653,988	659,038
Long-term receivables	63,457	66,551
Trade and other receivables, net	14,511	14,832
Marketable securities	713	293
Judicial deposits	14,025	13,032
Deferred taxes	9,940	14,038
Other tax assets	10,180	10,236
Advances to suppliers	3,658	3,742
Other non-current assets	10,430	10,378
Investments	10,699	9,948
Property, plant and equipment	569,235	571,876
Intangible assets	10,597	10,663
Total assets	788,046	804,945

LIABILITIES	R$ million
	03.31.2017	12.31.2016
Current liabilities	78,477	81,167
Trade payables	14,925	18,781
Finance debt and Finance lease obligations	34,971	31,855
Taxes payable	12,097	12,238
Employee compensation (payroll, profit-sharing and related charges)	6,020	7,159
Pension and medical benefits	2,853	2,672
Liabilities associated with assets classified as held for sale	1,247	1,605
Other current liabilities	6,364	6,857
Non-current liabilities	449,053	471,035
Finance debt and Finance lease obligations	329,787	353,929
Deferred taxes	789	856
Pension and medical benefits	71,498	69,996
Provision for decommissioning costs	33,436	33,412
Provisions for legal proceedings	11,907	11,052
Other non-current liabilities	1,636	1,790
Shareholders' equity	260,516	252,743
Share capital	205,432	205,432
Profit reserves and others	52,388	44,798
Non-controlling interests	2,696	2,513
Total liabilities and shareholders' equity	788,046	804,945

Statement of Cash Flows Data – Consolidated

	R$ million
	Jan-Mar
	2017	2016	4Q-2016
Net income (loss)	4,807	(381)	2,760
(+) Adjustments for:	18,418	17,688	20,984
Depreciation, depletion and amortization	10,766	12,649	11,229
Foreign exchange and inflation indexation and finance charges	7,854	8,751	5,650
Reclassification of cumulative translation adjustment - CTA	185	−	66
Share of earnings in equity-accounted investments	(612)	(388)	1,275
Allowance (reversals) for impairment of trade and others receivables	(6)	503	2,148
(Gains) / losses on disposal / write-offs of non-current assets	123	102	(1,845)
Deferred income taxes, net	1,494	(1,413)	1,402
Exploration expenditures writen-off	24	579	1,038
Impairment	(21)	294	3,527
Inventory write-downs to net realizable value (market value)	71	1,176	125
Pension and medical benefits (actuarial expense)	2,177	2,005	1,991
Revision and unwinding of discount on the provision for decommissioning costs	603	577	(1,059)
Inventories	1,214	(1,673)	(717)
Trade and other receivables, net	1,513	3,584	(2,768)
Judicial deposits	(951)	(383)	(1,623)
Trade payables	(3,290)	(3,775)	1,158
Pension and medical benefits	(491)	(438)	(906)
Taxes payable	300	(2,220)	2,908
Income tax and social contribution paid	(264)	(271)	(389)
Other assets and liabilities	(2,271)	(1,971)	(2,226)
(=) Net cash provided by (used in) operating activities	23,225	17,307	23,744
(-) Net cash provided by (used in) investing activities	(8,262)	(14,518)	(6,896)
Capital expenditures and investments in operating segments	(9,857)	(14,926)	(11,791)
Proceeds from disposal of assets (divestment)	1,873	11	4,829
Investments in marketable securities	(278)	397	66
(=) Net cash flow	14,963	2,789	16,848
(-) Net cash provided by (used in) financing activities	(21,360)	(17,359)	(17,719)
Proceeds from long-term financing	13,028	7,215	21,079
Repayment of principal	(29,006)	(17,098)	(32,060)
Repayment of interest	(5,252)	(7,622)	(6,587)
Dividends paid to non-controlling interest	−	−	(239)
Acquisition of non-controlling interest	(130)	146	88
Effect of exchange rate changes on cash and cash equivalents	(1,837)	(5,497)	(81)
(=) Net increase (decrease) in cash and cash equivalents in the period	(8,234)	(20,067)	(952)
Cash and cash equivalents at the beginning of period	69,108	97,845	70,060
Cash and cash equivalents at the end of period	60,874	77,778	69,108

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 1Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	33,251	53,929	7,703	163	20,912	−	(47,593)	68,365
Intersegments	32,131	12,763	2,214	157	328	−	(47,593)	−
Third parties	1,120	41,166	5,489	6	20,584	−	−	68,365
Cost of sales	(21,430)	(46,551)	(5,260)	(178)	(19,369)	−	48,209	(44,579)
Gross profit	11,821	7,378	2,443	(15)	1,543	−	616	23,786
Expenses	(1,933)	(2,122)	(888)	5	(985)	(3,654)	61	(9,516)
Selling expenses	(103)	(1,377)	(235)	(2)	(748)	7	68	(2,390)
General and administrative expenses	(245)	(367)	(168)	(23)	(215)	(1,289)	−	(2,307)
Exploration costs	(296)	−	−	−	−	−	−	(296)
Research and development expenses	(162)	(10)	(13)	−	−	(152)	−	(337)
Other taxes	(34)	(57)	(62)	(9)	(19)	(110)	−	(291)
Other income and expenses, net	(1,093)	(311)	(410)	39	(3)	(2,110)	(7)	(3,895)
Operating income (loss)	9,888	5,256	1,555	(10)	558	(3,654)	677	14,270
Net finance income (expense)	−	−	−	−	−	(7,755)	−	(7,755)
Share of earnings in equity-accounted investments	34	543	89	(55)	−	1	−	612
Income (loss) before income taxes	9,922	5,799	1,644	(65)	558	(11,408)	677	7,127
Income taxes	(3,362)	(1,787)	(529)	3	(189)	3,774	(230)	(2,320)
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807
Net income (loss) attributable to:
Shareholders of Petrobras	6,500	4,060	1,021	(62)	369	(7,886)	447	4,449
Non-controlling interests	60	(48)	94	−	−	252	−	358
	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807

Consolidated Income Statement by Segment – 1Q-2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	23,675	53,085	9,391	228	25,231	−	(41,273)	70,337
Intersegments	22,988	15,557	2,130	219	379	−	(41,273)	−
Third parties	687	37,528	7,261	9	24,852	−	−	70,337
Cost of sales	(20,837)	(39,099)	(7,563)	(248)	(23,291)	−	41,709	(49,329)
Gross profit	2,838	13,986	1,828	(20)	1,940	−	436	21,008
Expenses	(3,611)	(2,491)	(734)	(118)	(1,987)	(3,992)	73	(12,860)
Selling expenses	(167)	(1,762)	(435)	(2)	(1,469)	(8)	92	(3,751)
General and administrative expenses	(341)	(393)	(199)	(23)	(222)	(1,473)	(1)	(2,652)
Exploration costs	(1,147)	−	−	−	−	−	−	(1,147)
Research and development expenses	(209)	(68)	(21)	(2)	−	(203)	−	(503)
Other taxes	(62)	(143)	(170)	(2)	(38)	(127)	−	(542)
Other income and expenses, net	(1,685)	(125)	91	(89)	(258)	(2,181)	(18)	(4,265)
Operating income (loss)	(773)	11,495	1,094	(138)	(47)	(3,992)	509	8,148
Net finance income (expense)	−	−	−	−	−	(8,693)	−	(8,693)
Share of earnings in equity-accounted investments	(99)	375	56	43	7	6	−	388
Income (loss) before income taxes	(872)	11,870	1,150	(95)	(40)	(12,679)	509	(157)
Income taxes	263	(3,908)	(372)	47	16	3,904	(174)	(224)
Net income (loss)	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)
Net income (loss) attributable to:
Shareholders of Petrobras	(605)	7,976	757	(48)	(25)	(9,636)	335	(1,246)
Non-controlling interests	(4)	(14)	21	−	1	861	−	865
	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)

Consolidated Income Statement by Segment –1Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	33,251	53,929	7,703	163	20,912	−	(47,593)	68,365
Intersegments	32,131	12,763	2,214	157	328	−	(47,593)	−
Third parties	1,120	41,166	5,489	6	20,584	−	−	68,365
Cost of sales	(21,430)	(46,551)	(5,260)	(178)	(19,369)	−	48,209	(44,579)
Gross profit	11,821	7,378	2,443	(15)	1,543	−	616	23,786
Expenses	(1,933)	(2,122)	(888)	5	(985)	(3,654)	61	(9,516)
Selling expenses	(103)	(1,377)	(235)	(2)	(748)	7	68	(2,390)
General and administrative expenses	(245)	(367)	(168)	(23)	(215)	(1,289)	−	(2,307)
Exploration costs	(296)	−	−	−	−	−	−	(296)
Research and development expenses	(162)	(10)	(13)	−	−	(152)	−	(337)
Other taxes	(34)	(57)	(62)	(9)	(19)	(110)	−	(291)
Other income and expenses, net	(1,093)	(311)	(410)	39	(3)	(2,110)	(7)	(3,895)
Operating income (loss)	9,888	5,256	1,555	(10)	558	(3,654)	677	14,270
Net finance income (expense)	−	−	−	−	−	(7,755)	−	(7,755)
Share of earnings in equity-accounted investments	34	543	89	(55)	−	1	−	612
Income (loss) before income taxes	9,922	5,799	1,644	(65)	558	(11,408)	677	7,127
Income taxes	(3,362)	(1,787)	(529)	3	(189)	3,774	(230)	(2,320)
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807
Net income (loss) attributable to:
Shareholders of Petrobras	6,500	4,060	1,021	(62)	369	(7,886)	447	4,449
Non-controlling interests	60	(48)	94	−	−	252	−	358
	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807

Consolidated Income Statement by Segment – 4Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	32,663	54,165	7,802	227	23,352	−	(47,720)	70,489
Intersegments	31,416	13,489	2,234	220	361	−	(47,720)	−
Third parties	1,247	40,676	5,568	7	22,991	−	−	70,489
Cost of sales	(21,576)	(44,029)	(5,316)	(236)	(21,331)	−	44,811	(47,677)
Gross profit	11,087	10,136	2,486	(9)	2,021	−	(2,909)	22,812
Expenses	(1,860)	(4,509)	(244)	(26)	(1,895)	(2,539)	72	(11,001)
Selling expenses	(113)	(1,567)	(443)	(2)	(1,021)	16	79	(3,051)
General and administrative expenses	(264)	(459)	(149)	(22)	(274)	(1,777)	−	(2,945)
Exploration costs	(1,409)	−	−	−	−	−	−	(1,409)
Research and development expenses	(44)	(55)	(16)	−	−	(210)	−	(325)
Other taxes	(36)	(173)	(177)	(3)	(12)	(455)	−	(856)
Other income and expenses, net	6	(2,255)	541	1	(588)	(113)	(7)	(2,415)
Operating income (loss)	9,227	5,627	2,242	(35)	126	(2,539)	(2,837)	11,811
Net finance income (expense)	−	−	−	−	−	(5,309)	−	(5,309)
Share of earnings in equity-accounted investments	(52)	(696)	(56)	(476)	5	−	−	(1,275)
Income (loss) before income taxes	9,175	4,931	2,186	(511)	131	(7,848)	(2,837)	5,227
Income taxes	(3,138)	(1,914)	(762)	11	(42)	2,414	964	(2,467)
Net income (loss)	6,037	3,017	1,424	(500)	89	(5,434)	(1,873)	2,760
Net income (loss) attributable to:
Shareholders of Petrobras	6,075	2,994	1,318	(500)	89	(5,593)	(1,873)	2,510
Non-controlling interests	(38)	23	106	−	−	159	−	250
	6,037	3,017	1,424	(500)	89	(5,434)	(1,873)	2,760

Other Income (Expenses) by Segment – 1Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(1,529)	−	(1,529)
Unscheduled stoppages and pre-operating expenses	(1,297)	(27)	(34)	−	−	(1)	−	(1,359)
(Losses)/gains on legal, administrative and arbitral proceedings	(98)	(137)	(719)	(1)	(80)	(220)	−	(1,255)
Profit Share	(107)	(54)	(11)	−	−	(106)	−	(278)
Institutional relations and cultural projects	(1)	(1)	−	−	(20)	(138)	−	(160)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(63)	(78)	3	9	4	2	−	(123)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(116)	−	(116)
Provision for doubtful receivables	(83)	(19)	(1)	−	−	(8)	−	(111)
Operating expenses with thermoeletric plants	−	−	(75)	−	−	−	−	(75)
Expenses with Health, safety and environment	(6)	2	(2)	−	−	(36)	−	(42)
Impairment of assets	−	21	−	−	−	−	−	21
Government Grants	5	12	58	2	−	−	−	77
Voluntary Separation Incentive Plan - PIDV	118	(86)	179	−	21	43	−	275
Ship/Take or Pay Agreements with Gas Distributors	−	−	280	−	−	−	−	280
(Expenditures)/reimbursements from operations in E&P partnerships	290	−	−	−	−	−	−	290
Others	149	56	(88)	29	72	(1)	(7)	210
	(1,093)	(311)	(410)	39	(3)	(2,110)	(7)	(3,895)

Other Income (Expenses) by Segment – 1Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	(1,239)	−	(1,239)
Unscheduled stoppages and pre-operating expenses	(1,979)	(36)	(32)	−	−	(4)	−	(2,051)
(Losses)/gains on legal, administrative and arbitral proceedings	(35)	(35)	(6)	(1)	(354)	(715)	−	(1,146)
Institutional relations and cultural projects	(7)	(5)	−	−	(10)	(216)	−	(238)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects*	(40)	(30)	(39)	1	6	−	−	(102)
Provision for doubtful receivables	(1)	(14)	−	−	−	(39)	−	(54)
Operating expenses with thermoeletric plants	−	−	(108)	−	−	−	−	(108)
Expenses with Health, safety and environment	(18)	(17)	(6)	−	−	(38)	−	(79)
Impairment of assets	(294)	−	−	−	−	−	−	(294)
Government Grants	4	22	8	4	−	1	−	39
Voluntary Separation Incentive Plan - PIDV	(30)	−	24	−	5	−	−	(1)
Ship/Take or Pay Agreements with Gas Distributors	17	−	163	−	−	−	−	180
(Expenditures)/reimbursements from operations in E&P partnerships	546	−	−	−	−	−	−	546
Others	152	(10)	87	(93)	95	69	(18)	282
	(1,685)	(125)	91	(89)	(258)	(2,181)	(18)	(4,265)

* Includes losses on advance to suppliers, returned areas and cancelled projects.

Other Income (Expenses) by Segment – 1Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(1,529)	−	(1,529)
Unscheduled stoppages and pre-operating expenses	(1,297)	(27)	(34)	−	−	(1)	−	(1,359)
(Losses)/gains on legal, administrative and arbitral proceedings	(98)	(137)	(719)	(1)	(80)	(220)	−	(1,255)
Profit share	(107)	(54)	(11)	−	−	(106)	−	(278)
Institutional relations and cultural projects	(1)	(1)	−	−	(20)	(138)	−	(160)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(63)	(78)	3	9	4	2	−	(123)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(116)	−	(116)
Provision for doubtful receivables	(83)	(19)	(1)	−	−	(8)	−	(111)
Operating expenses with thermoeletric plants	−	−	(75)	−	−	−	−	(75)
Expenses with Health, safety and environment	(6)	2	(2)	−	−	(36)	−	(42)
Impairment of assets	−	21	−	−	−	−	−	21
Government Grants	5	12	58	2	−	−	−	77
Voluntary Separation Incentive Plan - PIDV	118	(86)	179	−	21	43	−	275
Ship/Take or Pay Agreements with Gas Distributors	−	−	280	−	−	−	−	280
(Expenditures)/reimbursements from operations in E&P partnerships	290	−	−	−	−	−	−	290
Others	149	56	(88)	29	72	(1)	(7)	210
	(1,093)	(311)	(410)	39	(3)	(2,110)	(7)	(3,895)

Other Income (Expenses) by Segment – 4Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	(1,239)	−	(1,239)
Unscheduled stoppages and pre-operating expenses	(1,030)	(25)	(32)	−	−	(1)	−	(1,088)
(Losses)/gains on legal, administrative and arbitral proceedings	183	(289)	(25)	(1)	(157)	712	−	423
Institutional relations and cultural projects	(3)	(4)	−	−	(46)	(189)	−	(242)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects(*)	1,501	(123)	357	−	−	110	−	1,845
Cumulative Translation Adjustment - CTA	−	29	−	−	−	(95)	−	(66)
Provision for doubtful receivables	(2,060)	(4)	1	−	−	(7)	−	(2,070)
Operating expenses with thermoeletric plants	−	−	(62)	−	−	−	−	(62)
Expenses with Health, safety and environment	(16)	(7)	(5)	−	(1)	(39)	−	(68)
Impairment of assets	(1,791)	(2,017)	229	−	52	−	−	(3,527)
Government Grants	3	20	145	(14)	−	20	−	174
Voluntary Separation Incentive Plan - PIDV	19	10	1	−	(443)	16	−	(397)
Ship/Take or Pay Agreements with Gas Distributors	−	−	292	−	−	−	−	292
(Expenditures)/reimbursements from operations in E&P partnerships	343	−	−	−	−	−	−	343
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	205	−	205
Provision for assumption of debts of suppliers with subcontractors	598	−	−	−	−	−	−	598
Gains / (losses) on decommissioning of returned/abandoned areas	1,622	−	−	−	−	−	−	1,622
Others	637	155	(360)	16	7	394	(7)	842
	6	(2,255)	541	1	(588)	(113)	(7)	(2,415)

* Includes losses on advance to suppliers, returned areas and cancelled projects.

Consolidated Assets by Segment – 03.31.2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	450,377	167,906	67,509	1,654	18,348	98,888	(16,636)	788,046
Current assets	18,095	36,807	14,376	860	8,033	70,761	(14,874)	134,058
Non-current assets	432,282	131,099	53,133	794	10,315	28,127	(1,762)	653,988
Long-term receivables	23,654	11,397	4,227	426	3,309	22,048	(1,604)	63,457
Investments	4,465	4,534	1,619	45	16	20	−	10,699
Property, plant and equipment	396,520	114,566	46,212	323	6,267	5,505	(158)	569,235
Operating assets	294,659	100,571	38,279	312	5,348	4,340	(158)	443,351
Assets under construction	101,861	13,995	7,933	11	919	1,165	−	125,884
Intangible assets	7,643	602	1,075	−	723	554	−	10,597

Consolidated Assets by Segment – 12.31.2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	456,594	171,359	63,515	1,699	20,304	110,057	(18,583)	804,945
Current assets	18,262	40,609	11,707	1,319	9,906	81,262	(17,158)	145,907
Non-current assets	438,332	130,750	51,808	380	10,398	28,795	(1,425)	659,038
Long-term receivables	24,870	10,793	6,539	12	3,314	22,285	(1,262)	66,551
Investments	4,722	3,597	1,520	43	47	19	−	9,948
Property, plant and equipment	401,057	115,745	42,675	325	6,308	5,929	(163)	571,876
Operating assets	295,656	101,520	38,659	315	5,389	4,798	(163)	446,174
Assets under construction	105,401	14,225	4,016	10	919	1,131	−	125,702
Intangible assets	7,683	615	1,074	−	729	562	−	10,663

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807
Net finance income (expense)	−	−	−	−	−	7,755	−	7,755
Income taxes	3,362	1,787	529	(3)	189	(3,774)	230	2,320
Depreciation, depletion and amortization	7,879	1,910	704	3	125	145	−	10,766
EBITDA	17,801	7,709	2,348	(62)	683	(3,508)	677	25,648
Share of earnings in equity-accounted investments	(34)	(543)	(89)	55	−	(1)	−	(612)
Impairment losses / (reversals)	−	(21)	−	−	−	−	−	(21)
Realization of cumulative translation adjustment	−	−	−	−	−	116	−	116
Gains / (losses) on disposal / write-offs of assets	63	78	(3)	(9)	(4)	(2)	−	123
Adjusted EBITDA*	17,830	7,223	2,256	(16)	679	(3,395)	677	25,254

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)
Net finance income (expense)	−	−	−	−	−	8,693	−	8,693
Income taxes	(263)	3,908	372	(47)	(16)	(3,904)	174	224
Depreciation, depletion and amortization	9,656	1,923	714	11	148	197	−	12,649
EBITDA	8,784	13,793	1,864	(84)	108	(3,789)	509	21,185
Share of earnings in equity-accounted investments	99	(375)	(56)	(43)	(7)	(6)	−	(388)
Impairment losses / (reversals)	294	−	−	−	−	−	−	294
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets	40	30	39	(1)	(6)	−	−	102
Adjusted EBITDA*	9,217	13,448	1,847	(128)	95	(3,795)	509	21,193

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807
Net finance income (expense)	−	−	−	−	−	7,755	−	7,755
Income taxes	3,362	1,787	529	(3)	189	(3,774)	230	2,320
Depreciation, depletion and amortization	7,879	1,910	704	3	125	145	−	10,766
EBITDA	17,801	7,709	2,348	(62)	683	(3,508)	677	25,648
Share of earnings in equity-accounted investments	(34)	(543)	(89)	55	−	(1)	−	(612)
Impairment losses / (reversals)	−	(21)	−	−	−	−	−	(21)
Realization of cumulative translation adjustment	−	−	−	−	−	116	−	116
Gains / (losses) on disposal / write-offs of assets	63	78	(3)	(9)	(4)	(2)	−	123
Adjusted EBITDA*	17,830	7,223	2,256	(16)	679	(3,395)	677	25,254

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 4Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	6,037	3,017	1,424	(500)	89	(5,434)	(1,873)	2,760
Net finance income (expense)	−	−	−	−	−	5,309	−	5,309
Income taxes	3,138	1,914	762	(11)	42	(2,414)	(964)	2,467
Depreciation, depletion and amortization	8,137	2,187	756	3	135	11	−	11,229
EBITDA	17,312	7,118	2,942	(508)	266	(2,528)	(2,837)	21,765
Share of earnings in equity-accounted investments	52	696	56	476	(5)	−	−	1,275
Impairment losses / (reversals)	1,791	2,017	(229)	−	(52)	−	−	3,527
Realization of cumulative translation adjustment	−	(29)	−	−	−	95	−	66
Gains / (losses) on disposal / write-offs of assets	(1,501)	123	(357)	−	−	(110)	−	(1,845)
Adjusted EBITDA*	17,654	9,925	2,412	(32)	209	(2,543)	(2,837)	24,788

*

* See definitions of Adjusted EBITDA in glossary.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, government take and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure that   helps   investors assess our liquidity and supports leverage management.

LPG – Liquified crude oil gas.

LNG – Liquified natural gas.

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

NGL – Natural gas liquids.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Operating margin - calculated based on operating income (loss) excluding write-offs of overpayments incorrectly capitalized.

Adjusted EBITDA Margin - Adjusted EBITDA divided by sales revenues.

Market share - Relation between Distribution sales and total market. Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

PESA – Petrobras Argentina S.A.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Domestic crude oil sales price - Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Jet fuel –Aviation fuel.

Net Income by Business Segment- Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.

On March 31st, 2016, the presentation related to the business segment information reflects the Chief Operating Decision Maker assessment related to the performance and the business resources allocation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

____________________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer